

Mail Stop 3233

March 20, 2018

Via E-Mail
Jasmine Geffner
Chief Financial Officer
GreenTree Hospitality Group Ltd.
2451 Hongqiao Road, Changning District
Shanghai 200335
People's Republic of China

> **Re:** **GreenTree Hospitality Group Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 14, 2018**
> **File No. 333-223261**

Dear Ms. Geffner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Shareholder, page 146

1. Footnote 2 states that GTI pledged 20% of your shares to Pudong Development Bank. Please confirm that Pudong Development Bank is not a beneficial owner of the pledged shares under Rule 13d-3(d)(3), or alternatively, revise to identify it as a beneficial owner of the pledged shares.

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone, Staff Accountant at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

                        Sincerely,

                        /s/ Kim McManus

                        Kim McManus
                        Senior Attorney
                        Office of Real Estate and
                        Commodities

cc: Chris Lin, Esq.
       Simpson Thacher & Bartlett